SOLOWIN HOLDINGS

1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

March 29, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis

John Spitz

Robert Arzonetti

Susan Block

Re:	Solowin Holdings

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted March 1, 2023

CIK No. 0001959224

Ladies and Gentlemen:

We hereby submit the responses of Solowin Holdings (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 17, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted on March 1, 2023. Concurrently with the submission of this letter, the Company is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed March 1, 2023

Prospectus Cover Page, page i

1.	We note your response to our prior comment 1 and reissue in part. In response, you revised your disclosure to state that “...since a majority of [your] subsidiary’s clients are mainland China residents, [you] and [your] subsidiary may become subject to certain laws of PRC...” Please revise to clarify that it is not just due to having clients in mainland China that subject your subsidiaries in Hong Kong to the legal and operational risks associated with operations in China, but rather having operations in Hong Kong also creates such a risk. As such, please further revise to clarify that the legal and operational risks associated with operations in China may also apply to your operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to you in the future.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures accordingly.

Commonly Used Defined Terms, page ii

2.	We note your response to comment 3 and reissue in part. We further note that you define “we,” “us,” “the Company,” “our” or “our company” as Solowin Holdings but when describing the financial results of Solowin Holdings the terms also includes its consolidated subsidiary. Please refrain from using terms such as “we,” “us,” “our,” “our company,” and “our business” when describing activities or functions of the operating subsidiary. Please revise disclosures throughout the document as necessary to provide distinct references for the holding company, subsidiary, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page ii of the Prospectus Cover Page and made conforming revisions throughout the document.

We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these, page 24

3.	We note your response to comment 12. Please revise your disclosure in the registration statement to include the language from your response to comment 12 in your correspondence dated March 1, 2023.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures to identify third-party service providers and provided a brief description of these services each provides.

We derived a substantial portion of revenue from a small number of key clients, page 27

4.	We note your response to comment 14. You stated on page 27 that 95% and 88% of your revenue for the six months ended March 31, 2022 and 2021, respectively, came from your top five customers. You further stated on page 1 that, as of September 30 2022, “[you] had more than 19,000 users, including more than 15,000 clients who are users and have opened trading accounts with [you]…[You] currently have over 1,500 active clients, who have assets in their trading accounts.” Please revise to further discuss the fact that you have over 1,500 active clients with assets in their trading accounts but only five of those customers accounted for 95% and 88% of your revenue for the six months ended March 31, 2022 and 2021, respectively.

RESPONSE: In response to the staff’s comments, we have revised the disclosure on page 26 to further discuss the high concentration on key clients with a large active client base. Additionally, we have revised the disclosures under the “Customers” section to quantify the percentage of revenue derived from the top five key clients for the fiscal years ended March 31, 2021 and 2022, as well as for the six months ended September 30, 2021 and 2022.

Our Reportable Segments, page 59

5.	Please refer to comment 17. We note that you continue to identify four reportable segments in the Business and Management’s Discussion and Analysis (“MD&A”) sections of your filing (including pages 1, 54, 59 and 70) but three reportable segments in your footnote disclosures on pages F-15 and F-38. Please refer to ASC 280-10-50-12 and revise your filing to consistently disclose the number of, and disclosures attributable to, reportable segments that meet the criteria in ASC 280-10-50-10. Please also revise your filing and related reportable segment information to consistently label your reportable segments. We note, for instance, disclosure of a Securities Brokerage segment on page 54 compared to a Securities Related Services segment on pages F-15 and F-38.

RESPONSE: In response to the staff’s comments, we have revised the MD&A section as well as other applicable sections to disclose that as of September 30, 2022, we had three reportable segments, namely securities related services, investment advisory services, and asset management services.

6.	Please refer to comment 18. We note that you revised your MD&A disclosures to include a breakdown of revenues by reportable segment. Please further revise the MD&A section of your filing to discuss the remaining components of the results of operations for each of your reportable segments (e.g. commission and handling expenses, general and administrative expenses and interest expenses), as well as a discussion of material year- over-year changes in each of these remaining components of each segment’s profitability.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures under the heading “Results of Operations” in the MD&A section to discuss the results of operations for each of our reportable segments, and included a discussion of material year-over-year changes in the components of each segment’s profitability.

General and Administrative Expenses, page 62

7.	Please refer to comment 21. We note your revised disclosure related to referral fees paid to related parties on page 62 for the fiscal years ended March 31, 2022 and 2021. Please revise your disclosure to include a similar discussion of referral fees for the six months ended September 30, 2022 and 2021.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on pages 63 and 64 to include the breakdown of our general and administrative expenses for the six months ended September 30, 2022 and 2021, along with similar discussion for the fiscal years ended March 31, 2022 and 2021, including referral fees paid, along with a discussion of how these referral fees are determined and accounted for.

General

8.	We note your response to comment 31 and reissue. Please revise your disclosure throughout the document to state that Congress has passed the AHFCAA and the effects thereof.

RESPONSE: In response to the Staff’s comments, we have revised disclosure throughout the document to state that Congress has passed the AHFCAA decreasing the number of “non-inspection years” from three years to two years and reducing the time before our securities may be prohibited from trading or delisted.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (852)3428-3893 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

SOLOWIN HOLDINGS

By:	/s/ Shing Tak Tam
Name:	Shing Tak Tam
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC

Michael J. Blankenship, Esq., Winston & Strawn LLP

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